亞洲水泥股份有限公司
ASIA CEMENT CORPORATION

31ST FLOOR, TAIPEI METRO-TOWER, 207, TUN HWA SOU
ROAD, SEC. 2, TAIPEI, TAIWAN, R. O. C.
TELEX: 11309 JEEP CABLE: ASIACEMENT TAI
FAX NO: (02) 3780576 TEL: (02) 7338000

RULE12G3-2(B)EXEMPTION NO:82-3385

02 DEC 30 PM 9:43

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORA[redacted]
FINANCE ROOM 3094 - STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
[redacted]*W YORK 10286*
71-3050

02060838

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

SUPPL

INTERNATIONAL COMMERCIAL
BANK OF CHINA
台北市重慶南路一段二號三樓
TAIPEI, TAIWAN, R.O.C
FAX:2311-6009

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

JAN 15, 2002

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. *the ACC's public announcement of the brief operation report for the month of December 2001.*
2. *the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of December 2001.*

Yours faithfully,

Herman M. Wang
Assistant Manager
Tel#: 886-2-27378952
Fax#: 886-2-27359797

亞洲水泥股份有限公司簡便行文表

股票代號：1102

受文單位	財政部證券暨期貨管理委員會
副本單位	台灣證券交易所股份有限公司、中華民國證券商業同業公會、 財團法人中華民國證券暨期貨市場發展基金會 亞泥財務處、會計處
發文日期	中華民國九十一年一月十日
及字號	亞(九一)會字第〇〇三四號
主旨	為申報本公司九十年十二月份營運情形乙案，謹檢齊公告報紙及附件，敬請 核備。
公告報紙名稱	工商時報
公告日期	九十一年 一月 十日
版次	三十六版
剪貼公告報紙	亞洲水泥股份有限公司公告 中華民國九十一年一月十日 亞(九一)會字第〇〇三四號
附件	一、上市發行公司開立統一發票營業額申報明細表乙份 二、上市發行公司營業收入金額申報明細表乙份
發文單位	亞洲水泥股份有限公司

亞洲水泥股份有限公司公告

中華民國九十一年一月十日亞(九一)會字第〇〇三四號

茲將本公司十二月份營業額、背書保證金額、資金貸與金額及衍生性商品交易金額公告如下：

一、本月開立發票總金額一，〇〇七，四七二仟元，營業收入九五一，四二三仟元。

二、本公司截至本月份止資金貸與餘額為　〇　仟元，各子公司截至本月份資金貸與餘額為　〇　仟元。

三、本公司截至本月份止背書保證餘額為九，九〇四，六四〇仟元，各子公司截至本月份止背書保證餘額為七，一五一，二六七仟元。

四、本公司截至本月份止衍生性金融商品未沖銷交易契約金額為　〇　仟元，各子公司截至本月份止衍生性金融商品未沖銷交易契約金額為　〇　仟元。

註：本月份資金貸與、背書保證及從事衍生性商品交易詳細資料業已輸入股市觀測站資訊系統，網址http://www.tse.com.tw

亞洲水泥股份有限公司

上市發行公司營業額申報明細表

單位:新臺幣元

90年 12 月

營利事業報稅單位名稱	負責人	營業地點	營利事業統一編號	稅籍編號	開立統一發票營業額	說明
亞泥台北總公司	徐旭東	台北市	03244509	271201865	474,497,762	
亞泥基隆營業所	賴森男	基隆市	00167704	011302808	344,880	
亞泥新竹營業所	何增光	新竹市	46215004	440700064	110,737,400	
亞泥桃園營業所	許灝明	桃園市	44641313	390301852	60,868,000	
亞泥台中營業所	邱垂華	台中市	51375705	480707325	75,921,750	
亞泥宜蘭營業所	陳正添	宜蘭市	40537252	360500005	10,748,180	
亞泥花蓮營業所	陳永宏	花蓮市	94654880	960512502	38,326,224	
亞泥台東營業所	陳昌椿	台東市	93655398	940206012	12,846,530	
亞泥高雄營業所	洪鴻禧	高雄市	06956749	810103129	44,096,000	
亞泥嘉義營業所	許金祥	嘉義市	78552112	660512063	62,880,000	
亞泥花蓮製造廠	張志鵬	花蓮縣	94655017	961315015		
亞泥新竹製造廠	黃清正	新竹縣	48300028	433110002	116,204,900	
合計					1,007,471,626	

填表說明

1、本表列為本會62.8.13證管會(62)調自第1020號函規定『簡便行文表』之附件，以十六開白報紙複製，請按月隨文填報。

2、上市發行公司公告及申報之營業額應與本表所列『本月份合計開立統一發票營業額』相符。

3、本表應依『使用統一發票自動報繳營利事業營業稅自動報繳印花稅總額繳款書』填報。

4、每月公告及申報之營業額應與上項繳款書內『開立統一發票營業額欄』所列之金額一致。

亞洲水泥股份有限公司

營業收入金額申報明細表

單位：千元

90年 12月

產品項目	營業收入毛額	銷貨折讓及退回	營業收入淨額	備註
水泥	755,528	2,982	752,546	
熟料	22,259		22,259	
爐石粉	43,475		43,475	
砂石	132,592	131	132,461	
其他	681			
合計	954,535	3,113	951,423	

亞洲水泥股份有限公司

關係企業背書保證金額明細表

單位：千元
90年 12月

對象	本月份金額	上月份金額	本月份較上月份增(減)金額	本月份對子公司背書保證金額
亞洲工程(股)公司	14,250	0	14,250	14,250
獅城投資(股)公司	20,000	20,000	0	-
裕元投資(股)公司	380,694	429,874	(49,181)	-
遠鼎(股)公司	1,290,500	1,173,000	117,500	-
德勤投資(股)公司	3,169,000	3,113,000	56,000	3,169,000
亞利預鑄(股)公司	356,765	354,765	2,000	356,765
南華水泥(股)公司	386,000	401,000	(15,000)	386,000
亞東預拌(股)公司	809,139	641,560	167,579	-
嘉惠電力(股)公司	3,084,252	2,604,252	480,000	3,084,252
亞興製品廠(股)公司	100,000	100,000	0	100,000
高雄捷運（股）公司	200,000	200,000	0	
信南建設（股）公司	53,040	53,040	0	
亞利通運（股）公司	0	0	0	
亞洲投資(股)公司	41,000	41,000	0	41,000
總計	9,904,640	9,131,491	773,149	7,151,267

註：
1、依證管會(86)台財證(六)第00669號函之規定辦理。
2、本公司背書保證之總限額：65,573,394 千元
3、各子公司背書保證之總限額：14,526,616 千元
4、上列金額係指截至各該月底之餘額

亞洲水泥股份有限公司

各子公司對外背書保證總額度明細表

90 年 12 月 份

單位：千元

對象	亞泥直接持股比率	股東權益(最近一期經會計師查核)	背書保證總額度
亞洲工程(股)公司	96.63%	159,369	318,738
富民運輸(股)公司	99.47%	879,356	1,758,712
德勤投資(股)公司	99.86%	2,972,013	5,944,026
亞利預鑄(股)公司	83.77%	114,113	228,226
才興投資(股)公司	99.99%	63,270	126,540
亞東工業(股)公司	99.98%	274,194	548,388
亞泥新加坡(股)公司	99.96%	2,373,274	4,746,548
嘉惠電力(股)公司	66.52%	(64,606)	
亞洲投資(股)公司	50.00%	427,719	855,438
總計		7,198,702	14,526,616

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2001.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2001	2000	INCREASE OR (DECREASE)	%
INVOICES AMOUNT	Dec.	1,007,472	1,077,233	-69,761	-6.48%
	Jan. TO Dec.	9,432,716	9,736,267	-303,551	-3.12%
NET SALES AMOUNT	Dec.	951,423	870,986	80,437	9.24%
	Jan. TO Dec.	9,958,340	10,905,103	-946,763	-8.68%
GUARANTEES OF NOTES	Dec.	9,904,640	8,064,079	1,840,561	22.82%
GUARANTEES OF NOTES(SUBSIDIARIES)	Dec.	7,151,267	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 16,393,349THOUSAND.